TAN RANGE EXPLORATION CORPORATION

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone:(604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone : 255-28-250-2343
Fax: 255-28-250-2305

03 NOV 13 AM 7:21

November 5, 2003

03037329

Mr. Richard Cohn
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C.
20549

SUPPL

Dear Sir:

RE: 12(g)3-2(b) File #82-3446 - Tan Range Exploration Corporation

Enclosed for your records, please find copies of our press releases dated May 2, 2003 to November 5, 2003. Also enclosed are copies of Quarterly Financial Statements for the periods ended February 28, 2003 and May 31, 2003.

Yours truly,

TAN RANGE EXPLORATION CORPORATION

MAREK J. KRECZMER
President
:heh
Encl.
cc: Victoria Luis, Chief Financial Officer

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/17

12(g)3-2(b) File #82-3446

03 NOV 13 AM 7:21

TAN RANGE EXPLORATION CORPORATION

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2003 and 2002

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation
Consolidated Balance Sheets
As at May 31, 2003 and August 31, 2002

ASSETS	May 31, 2003	August 31, 2002
	$	$
Current Assets:		
Cash and cash equivalents	2,538,586	2,027,272
Accounts and other receivables	31,071	56,867
Prepaid expenses	35,301	56,261
	2,604,958	2,140,400
Mineral properties and deferred exploration and development costs (note 4)	19,350,898	18,552,555
Equipment and leasehold improvements	202,421	219,105
	22,158,277	20,912,060
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	54,561	218,982
Future income taxes	1,087,565	1,087,565
Shareholders' Equity:		
Share capital (note 5)	38,762,571	35,821,706
Deficit	(17,746,420)	(16,216,193)
	21,016,151	19,605,513
	22,158,277	20,912,060

"James Sinclair", Director

"Victoria Luis", Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the three and nine months ended May 31, 2003 and 2002

	Three months ended May 31		Nine months ended May 31	
	2003	2002	2003	2002
	$	$	$	$
EXPENSES				
Annual general meeting	812	-	11,889	8,213
Amortization	16,293	22,050	45,340	39,000
Consulting and management fees	21,766	34,902	132,024	108,459
Insurance	16,037	33,574	33,320	53,243
Memberships, courses and publications	(6,119)	8,063	15,274	13,120
New property investigation costs	180,812	80,981	222,939	137,005
Office and administration	34,020	10,395	71,525	26,871
Office rentals	33,133	12,317	110,080	38,542
Press releases	9,567	2,817	14,540	10,195
Printing and mailing	3,191	3,071	11,133	3,841
Professional fees	51,175	25,979	151,822	57,229
Promotions and shareholder relations	17,154	54,638	81,799	85,986
Salaries and benefits	178,009	74,953	337,001	205,412
Sustainable development	18,879	-	18,879	-
Telephone and fax	9,387	2,767	31,319	17,610
Transfer agent and listing	51,567	72,038	77,554	93,856
Travel and accommodation	28,257	30,041	68,337	46,850
Training	(360)	-	1,827	-
Vehicles	-	2,744	-	2,744
	663,580	471,330	1,436,602	948,176
LESS: EXPENSE RECOVERIES	-	9,754	-	-
	663,580	481,084	1,436,602	948,176
OTHER (INCOME) EXPENSE				
Interest earned, net of expense	(17,828)	(53,364)	(29,930)	(69,340)
Foreign exchange loss	34,478	5,820	76,418	15,964
Write-off of mineral properties and deferred exploration and development costs	47,137	-	47,137	-
	63,787	(47,544)	93,625	(53,376)
NET LOSS FOR THE PERIOD	727,367	433,540	1,530,227	894,800
DEFICIT, BEGINNING OF PERIOD	17,019,053	15,333,495	16,216,193	14,872,235
DEFICIT, END OF PERIOD	17,746,420	15,767,035	17,746,420	15,767,035
Basic and diluted loss per share	.009	.005	.020	.009

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Cash Flows

For the three and nine months ended May 31, 2003 and 2002

	Three months ended May 31		Nine months ended May 31	
	2003	2002	2003	2002
	$	$	$	$
Cash provided from (used in):				
Operating activities:				
Loss for the period	(727,367)	(433,540)	(1,530,227)	(894,800)
Items not affecting cash:				
Depreciation	16,293	22,050	45,340	39,000
Write-off of mineral properties and deferred exploration and development costs	47,137	-	47,137	-
	63,430	22,050	92,477	39,000
Net change in non-cash working capital items	(80,708)	(55,552)	(117,665)	(537,998)
	(744,645)	(467,042)	(1,555,415)	(1,393,798)
Investing activities:				
Mineral properties and deferred exploration and development costs	(234,645)	(7,252,280)	(845,480)	(7,967,012)
Equipment and leasehold improvement (additions) disposals, net	(21,670)	(105,851)	(28,656)	(105,686)
	(256,315)	(7,358,131)	(874,136)	(8,072,698)
Financing Activities				
Share capital issued	446,500	7,992,080	2,940,865	8,004,330
NET INCREASE (DECREASE) IN CASH	(554,460)	166,907	511,314	(1,462,166)
CASH, BEGINNING OF PERIOD	3,093,046	1,435,720	2,027,272	3,064,793
CASH, END OF PERIOD	2,538,586	1,602,627	2,538,586	1,602,627

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Notes to the Consolidated Financial Statements
For the three and nine months ended May 31, 2003 and 2002
(Unaudited)

1. Nature of operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2. Significant accounting policies

These interim consolidated financial statements of Tan Range Exploration Corporation (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2002 except as described below in Note 3.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries:

Name of Company	Percentage Ownership
Dia Consult Limited (a Tanzanian Company)	100%
Itetemia Mining Company (a Tanzanian holding company	90%
Kabahelele Mining Company (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%
Tanzania American International Development Corporation 2000 Limited (a Tanzanian Company)	100%

3. Stock-based compensation

Effective September 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As the Company did not grant any options during the three and nine month periods ended May 31, 2003, the adoption of the new standard had no effect on the quarterly financial statements.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after September 1, 2002, using the fair value method. No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company will disclose the pro forma effect of accounting for these awards under the fair value based methods.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Tan Range Exploration Corporation

Notes to the consolidated financial statements

For the three and nine months ended May 31, 2003 and 2002

(Unaudited)

4. Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2001	6,762,014	1,949,444	-	-	-	315,608	-	-	-	48,063	9,075,129
Exploration expenditures:											
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-offs						(2,810)		(12,608)		(43,596)	(59,014)
Balance, August 31, 2002 $	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:											
Camp, field supplies and travel	2,519	3,757	1,266	15,245	226	44	14,503	314	570	5,279	43,723
Exploration and field overhead	(148)	60,833	6,172	114,360	58,010	4,140	91,319	1,444	4,175	126,859	467,164
Geological consulting and field wages	23	318	6,739	48,122	1,278,	-	1,688	134	-	412	58,714
Geophysical and geochemical	10,359	3,319	3,414	66,036	7,085	-	9,023	13,054	1,828	30,469	144,587
Property Acquisition costs	-	45,169	25,781		1,679	-	-	-	12,942	35,218	120,789
Parts and equipment	-	-	-	1,505	-	-	1,255	-	-	-	2,760
Trenching and drilling	-	-	-	176,498	-	-	-	16,971	-	-	193,469
Recoveries	(11,410)					(56,974)	(45,180)	(11,410)	(60,752)		(185,726)
	1,343	113,396	43,372	421,766	68,278	(52,790)	72,608	20,507	(41,237)	198,237	845,480
	7,289,543	2,611,689	1,115,888	2,599,534	853,843	1,371,755	1,402,610	1,004,697	638,632	509,844	19,398,035
Write-offs				(33,771)						(13,366)	(47,137)
Balance, May 31, 2003 $	7,289,543	2,611,689	1,115,888	2,565,763	853,843	1,371,755	1,402,610	1,004,697	638,632	496,478	19,350,898

4. Mineral properties and deferred exploration and development costs (continued):

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

5. Share capital

	Number of shares	Amount ($)
Balance at August 31, 2002	74,714,203	35,821,706
Issued for cash	233,723	325,000
Received on subscriptions	-	102,000
Issued on exercise of stock options	1,944,000	969,300
Issued on exercise of warrants	2,549,275	1,544,565
Balance at May 31, 2003	79,441,201	38,762,571

6. Options and warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	435,000	$0.50	March 1, 2004
Options	60,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	275,000	$0.40	November 8, 2005
Options	365,000	$0.51	August 7, 2006
Options	490,000	$0.79	May 3, 2007
Options	40,000	$0.96	May 23, 2007
Options	50,000	$0.83	June 20, 2007

7. Stock options:

	Number	Cost
Balance at August 31, 2002	4,084,000	$0.33 to $0.96
Granted	-	-
Expired or cancelled	375,000	$0.51 to $0.92
Exercised	1,944,000	$0.33 to $0.92
Balance at May 31, 2003	1,765,000	$0.40 to $0.96

8. Warrants:

	Number	Cost
Balance at August 31, 2002	2,674,275	$0.60 to $0.70
Granted	-	-
Expired	125,000	$0.60
Exercised	2,549,275	$0.60 to $0.70
Balance at May 31, 2003	-	-

Management Discussion and Analysis

Discussion of Business and Corporate Activities

Tan Range is primarily a gold royalty company with grass roots and advanced stage exploration projects in the Lake Victoria greenstone belt of Tanzania, East Africa.

The Company's business model is based on the development of metallogenic models that support the identification and acquisition of geologically prospective ground in world-class mineral belts.

Following a systematic evaluation of the mineral potential on the Company's prospecting licenses, they are offered to senior industry partners in exchange for annual rental fees and post-production royalty payments. This allows the Company to recover its initial investment in the properties fairly quickly, while providing a source of revenue as they advance to production.

In the past six months, the Company's exploration efforts have focused on Lunguya and Kigosi, on grass roots properties submitted by third parties for evaluation, and on a large volcanic collapse structure that we are targeting as a potential kimberlite - the principal host rock for diamonds.

Late last year, drilling on the Company's Lunguya prospecting license demonstrated the presence of a persistent, gold-bearing vein structure/reef that may have been offset by faulting and is open in all directions. The reef ranges in thickness from just under 1.0 metre to over 8.0 metres. Gold grades from the most recent diamond drilling program ranged from less than 1.0 gram per tonne to over 40 grams per tonne across widths of generally less than 1.0 metre.

The development of mineralized deformation zones at Lunguya near a major granite-greenstone contact is an important feature that likely controls the distribution of gold mineralization on the property. Granite-greenstone contacts are promising sites for gold mineralization because of the contrasting physical and chemical properties of the two rock types. Indeed, this particular feature is recognized elsewhere in the world including the Tarmoola gold deposit in Western Australia which is estimated to contain over 3.0 million ounces.

Late last year, the Company's principal consultant, Dr. John Oliver, conducted a geological evaluation of the Kigosi #1 and #2 zones including orientation and soil geochemical surveys. This work confirmed the presence of a granite-greenstone contact and a north-northwest trending regional lineament – two features that are associated with significant gold occurrences elsewhere in the region. Average gold content from the 10 grab samples collected from the #1 Zone was 6.81 g/t gold while the six samples collected from the #2 Zone averaged 7.89 g/t gold.

The two zones are separated by approximately 1,200 metres and may in fact constitute one continuous vein structure. Also, the distribution of surface pits and the results of soil geochemical orientation surveys, suggest that more than one mineralized structural zone may exist on the property.

Subsequent to Dr. Oliver's evaluation, several companies expressed an interest in negotiating royalty agreements for Kigosi and these licenses are now the subject of a five year option agreement with Ashanti Goldfields - one of Africa's leading gold producers. Under the agreement, Tan Range will receive staged cash payments of $US200,000 in the first year plus an additional $US930,000 over the remaining life of the agreement.

Barrick Gold is evaluating data from the Company's Itetemia gold project in preparation for further exploration work. The Itetemia property adjoins Barrick's Bulyanhulu gold mine which hosts a 12 million ounce gold deposit that is one of the richest in the world.

Data packages were assembled for the Company's Luhala gold property and presented to companies meeting our selection criteria as potential royalty partners. Several expressions of interest have been received and are currently being pursued.

The Company firmly believes that interest in its exploration assets in the Lake Victoria greenstone belt including Luhala will increase in conjunction with rising gold prices.

An internal evaluation by consulting geophysicists of data from a low altitude, helicopter-borne magnetic geophysical survey completed several years ago, identified a large, circular airborne magnetic anomaly on one of the Company's prospecting licenses in the Lake Victoria greenstone belt of western Tanzania.

The strongly magnetic target is approximately 1.5 kilometres in diameter and has been classified as the highest priority among the 33 anomalies identified to date. The anomaly is reminiscent of a volcanic collapse structure or caldera and is presently being evaluated as a potential kimberlite target. Tanzania has a history of diamond production from the Williamson diamond pipe at Mwadui which is also a volcanic collapse structure.

Significant Events During the Year

On November 12, 2002 a former officer of the Company filed a constructive dismissal suit and seeks damages in the amount of $141,000. The outcome of this claim is undeterminable and consequently no amounts have been accrued for this potential liability as of May 31, 2003.

Results of Operations

The Company reported a net loss of $1,530,227 or $.02 per share for the quarter ended May 31, 2003 versus a net loss of $894,800 or $.009 per share in the previous year. The increase in net loss of $635,427 can be segmented into four principal categories for analysis: costs due to increased exploration activity; costs associated with administration; costs associated with the implementation of a sustainable development program in Tanzania; and the write-off of mineral properties and deferred exploration and development costs.

The Company employs a number of highly qualified professional and support staff in Tanzania to review property submissions and determine which ones are worth investigating further. Given the improved outlook for gold, the Company is aggressively evaluating new opportunities, the costs of which will eventually be recovered from royalty partners.

During the first quarter of this year, the main focus of our operations involved two specific areas: exploration of our Lunguya properties and investigation of new properties for our exploration portfolio. During the second quarter, emphasis was put on the analysis of lab results from the Lunguya exploration program as well as the systematic review of the properties acquired through the Tanzam acquisition.

The high quality exploration projects of Tanzam are being evaluated using knowledge derived from new discoveries in the Lake Victoria greenstone belt since the Tanzam properties were first acquired.

In the third quarter, we continued our systematic review of the Tanzam properties and increased our efforts to acquire new properties for our exploration portfolio. The increased level of exploration activity that was conducted throughout the past nine months contributed to approximately $333,000 of the increase in net loss. The breakdown of these expenses is as follows: consulting expenses increased by $23,565; new property investigation costs increased $85,934; office and administrative expenses specific to provisions for exploration staff were $44,654 higher while exploration salaries increased $131,589.

The Company has also experienced higher administrative costs of approximately $240,000. Rent expense has increased by $71,538 due primarily to the loss of a sub-lessee for part of our office coupled with an increase in rent per square foot. The rental market for office space has firmed significantly in recent months, increasing the opportunities for sub-letting excess space.

Professional fees have increased almost $95,000 due to the existing constructive dismissal lawsuit and the costs associated with filing an F-20 statement to facilitate listing on a U.S. stock exchange. Telephone expenses have increased by nearly $14,000 which represents the increase in overall activity. The Company has experienced a loss of approximately $60,000 on U.S. dollar-based investments due to the weak U.S. dollar.

The Company invested $18,879 to develop and implement a sustainable development program in Tanzania. The fully audited program will focus on meeting the basic and immediate needs of rural populations in areas where our exploration activities are conducted. In the past, the Company had drilled water wells, installed pumping stations and provided other facilities and services to these rural communities.

Two exploration properties were deemed not to have significant mineral potential and were relinquished, resulting in a write-off of mineral properties and deferred exploration and development costs of $47,137.

Liquidity and Capital Resources

The Company raised $2,940,865 from parties exercising warrants and options and from private placements with the current CEO during the nine months ending May 31, 2003. At the close of this quarter, 1,765,000 options with a weighted average price of $0.58 each and exercisable at various times until June of 2007, remained outstanding. There are no warrants outstanding as of May 31, 2003.

Outlook

The Company expects to focus its exploration activities on the Republic of Tanzania for the foreseeable future, although it hasn't ruled out investigating opportunities in other parts of the world. The future liquidity of the Company will be affected principally by the level of exploration expenditures on its holdings, by the Company's ability to raise capital on equity markets or by other means, and by advanced royalty payments from its industry partners.

On February 4, 2003, the Company's Chairman and CEO, James Sinclair, announced his commitment to purchase common shares of the Company over a two-year period, representing an aggregate value of between $1,500,000 and $3,000,000. This financing commitment will provide additional liquidity and enhance the Company's fiscal capacity to react to unforeseen circumstances and opportunities.

In management's view, the Company's cash position is sufficient to meet its existing obligations through 2004 and no additional funding over and above the financings by Mr. Sinclair are presently contemplated. The Company will continue to be diligent in identifying and managing risks as it advances its operations.

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes, Chairman's Report and the President's Review of Operations that appeared in the Company's Annual Report.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include among others: project risk, depressed equity markets, fluctuating exchange rates and sovereign risk.

12(g)3-2(b) File #82-3446

TAN RANGE EXPLORATION CORPORATION

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2003 and 2002

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation
Consolidated Balance Sheet
As at February 28, 2003 and August 31, 2002

ASSETS	**February 28, 2003**	**August 31, 2002**
Current Assets	**$**	**$**
Cash and Short Term Deposits	3,093,046	2,027,272
Accounts and Other Receivables	48,109	56,867
Prepaid Expenses	8,490	56,261
	3,149,645	2,140,400
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	19,163,390	18,552,555
Capital Assets	197,042	219,105
	22,510,077	20,912,060
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	125,494	218,982
Future Income taxes	1,087,565	1,087,565
SHAREHOLDERS' EQUITY		
Share Capital	38,316,071	35,821,706
Deficit	(17,019,053)	(16,216,193)
	21,297,018	19,605,513
	22,510,077	20,912,060

"Victoria Luis" ______________, Director

"James Sinclair" ______________, Director

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three and Six months ended February 28, 2003 and 2002

	Three months ended February 28		Six months ended February 28	
	2003	2002	2003	2002
	$	$	$	$
EXPENSES				
Annual General Meeting	11,077	5,464	11,077	8,213
Depreciation	14,795	8,200	29,047	16,950
Consulting and Management Fees	62,617	43,184	110,258	73,557
Insurance	14,232	10,414	17,283	19,669
Membership, Courses & Publications	5,134	2,981	21,393	5,057
New Property Investigation Costs (Note 5)	(56,955)	16,691	42,127	56,024
Office and Administration	21,653	10,424	37,503	16,476
Office Rentals	38,415	3,120	76,947	26,225
Press Releases	2,133	3,818	4,973	7,378
Printing and Mailout	(558)	302	7,942	770
Professional Fees	69,147	22,716	100,647	31,250
Promotion and Shareholder Relations	41,456	22,058	64,645	31,348
Salaries and Benefits (Note 5)	11,296	79,037	158,992	130,459
Telephone and Fax	8,464	7,157	21,932	14,843
Transfer Agent and Listing	21,932	19,387	25,987	21,818
Travel and Accommodation	26,134	864	40,080	16,809
Training	(44)	-	2,187	-
Vehicles	(1,363)	-	-	-
	289,565	255,817	773,020	476,846
LESS: EXPENSE RECOVERIES	-	(1,736)	-	9,754
	289,565	257,553	773,020	467,092
OTHER (INCOME) EXPENSE				
(Interest Earned), Net of Expense	(5,012)	(9,043)	(12,100)	(15,976)
Foreign Exchange (Gain) Loss	65,355	5,463	41,940	10,144
	60,343	(3,580)	29,840	(5,832)
NET LOSS FOR THE PERIOD	349,908	253,973	802,860	461,260
DEFICIT, BEGINNING OF PERIOD	16,669,145	15,079,522	16,216,193	14,872,235
DEFICIT, END OF PERIOD	17,019,053	15,333,495	17,019,053	15,333,495
Basic and diluted loss per share	.005	.005	.010	.009

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Cash Flows
For the Three and Six months ended February 28, 2003 and 2002

	Three months ended February 28		Six months ended February 28	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
Cash provided from (used in)				
Operating activities				
Loss for the period	(349,908)	(253,973)	(802,860)	(461,260)
Items not affecting cash:				
Depreciation	14,795	8,200	29,047	16,950
Loss (gain) on sale of assets	-	-	-	-
	14,795	8,200	29,047	16,950
Change in non-cash working capital items	(145,192)	2,681	(36,958)	(482,446)
	(480,305)	(243,092)	(810,771)	(926,756)
Investing Activities				
Mineral properties and deferred exploration	(220,498)	(412,782)	(610,835)	(714,732)
Capital asset (additions) disposals, net	(4,340)	3,355	(6,985)	165
	(224,838)	(409,427)	(617,820)	(714,567)
Financing Activities				
Share capital issued	669,600	12,250	2,494,365	12,250
NET INCREASE (DECREASE) IN CASH	(35,543)	(640,269)	1,065,774	(1,629,073)
CASH BEGINNING OF PERIOD	3,128,589	2,075,989	2,027,272	3,064,793
CASH END OF PERIOD	3,093,046	1,435,720	3,093,046	1,435,720

Unaudited - Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2003 and 2002
(Unaudited)

1. **Nature of operations**

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2. **Significant accounting policies**

These interim consolidated financial statements of Tan Range Exploration Corporation (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2002 except as described below in Note 3.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries:

Name of Company	**Percentage Ownership**
Dia Consult Limited (a Tanzanian Company)	100%
Itetemia Mining Company (a Tanzanian holding company)	90%
Kabahelele Mining Company (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%
Tanzania American International Development Corporation 2000 Limited (a Tanzanian Company)	100%

3. Stock-based compensation

Effective September 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As the Company did not grant any options during the quarter ended February 28, 2003, the adoption of the new standard had no effect on the quarterly financial statements.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after September 1, 2002, using the fair value method. No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company will disclose the pro forma effect of accounting for these awards under the fair value based methods.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Tan Range Exploration Corporation
Consolidated Statement of Mineral Properties and
Deferred Exploration and Development Costs
For the Six Months Ended February 28, 2003 and
Year Ended August 31, 2002

4. Mineral properties and deferred exploration and development costs (continued):

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2001	6,762,014	1,949,444	-	-	-	315,608	-	-	-	48,063	9,075,129
Exploration expenditures:											
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-offs						(2,810)		(12,608)		(43,596)	(59,014)
Balance, August 31, 2002 $	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:											
Camp, field supplies and travel	2,527	3,769	1,122	15,511	236	-	-	-	596	3,156	26,917
Exploration and field overhead	-155	65,088	1,426	190,740	1,220	4,327	3,178	1,499	-	54,678	322,001
Geological consulting and field wages	24	324	7,042	44,162	1,335	-	-	-	-	129	53,017
Geophysical and geochemical	11,006	3,468	459	19,460	9,158	-	-	13,640	1,381	13,046	71,618
Property Acquisition costs	-	23,033	27,123	35,784	-	-	-	-	13,524	34,841	134,304
Parts and equipment	-	-	-	1,572	-	-	-	-	-	-	1,572
Trenching and drilling	-	-	-	147,041	-	-	-	17,734	-	-	164,775
Recoveries	(11,410)					(56,974)	(22,823)	(11,410)	(60,752)		(163,369)
	1,992	95,682	37,172	454,270	11,949	(52,647)	(19,645)	21,463	(45,251)	105,850	610,835
	7,290,192	2,593,975	1,109,688	2,632,038	797,514	1,371,898	1,310,357	1,005,653	634,618	417,457	19,163,390
Write-offs											
Balance, February 28, 2003 $	7,290,192	2,593.975	1,109,688	2,632,038	797,514	1,371,898	1,310,357	1,005,653	634,618	417,457	19,163,390

Unaudited – Prepared by Management

4. Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

5. For the period ending November 30, 2002, the salaries of certain employees and certain property investigation costs were expensed. As at February 28, 2003, conditions existed to justify the deferral of these amounts consequently and prospective adjustments were made to salaries and benefits in the amount of $40,371 and property investigation expense in the amount of $56,955.

6. **Share Capital**

Share Capital	Number	Amount ($)
Balance at August 31, 2002	74,714,203	35,821,706
Issued for cash	0	0
Conversion of Special Warrants	0	0
Received on subscriptions	0	102,000
Subscriptions receivable	0	(9,000)
Issued on exercise of stock options	1,830,000	915,600
Issued on exercise of warrants	2,451,275	1,485,765
Issuance costs	0	0
Balance at February 28, 2003	78,995,478	38,316,071

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2003 and 2002
(Unaudited)

7. **Options & Warrants outstanding**

Type of Security	Number of Shares	Exercise Price	Expiry Date
Warrants	98,000	$0.60	May 30, 2003
Options	435,000	$0.50	March 1, 2004
Options	74,000	$0.45	January 4, 2005
Options	60,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	275,000	$0.40	November 8, 2005
Options	405,000	$0.51	August 7, 2006
Options	490,000	$0.79	May 3, 2007
Options	40,000	$0.96	May 23, 2007
Options	50,000	$0.83	June 20, 2007

8. **Stock Options**

Stock Options	Number	Cost
Balance at August 31, 2002	4,084,000	$0.33 to $0.96
Granted	0	0
Expired or cancelled	375,000	$0.33 to $0.92
Exercised	1,830,000	$0.33 to $0.92
Balance at February 28, 2003	1,879,000	$0.40 to $0.96

9. **Warrants**

Warrants	Number	Cost
Balance at August 31, 2002	2,674,275	$0.60 to $0.70
Granted	0	0
Expired	125,000	$0.60
Exercised	2,451,275	$0.60 to $0.70
Balance at February 28, 2003	98,000	$0.60

Management Discussion and Analysis

Discussion of Business and Corporate Activities

Tan Range is a gold exploration company with a business focus on Tanzania, East Africa. The Company's business model is based on the development of metallogenic models that support the identification and acquisition of geologically prospective ground in world class mineral belts. The mineral potential of these properties is promptly evaluated by the Company and the prospecting licenses are offered to senior industry partners in exchange for annual rental/option fees and post-production royalty payments.

During the first six months of this fiscal year we focused our exploration efforts predominantly in three areas: Lunguya, Kigosi and on the grass roots review of properties submitted by third parties for potential inclusion in Tan Range's project portfolio.

Late last year, diamond drilling on the Company's Lunguya prospecting license indicated the presence of a persistent, gold-bearing vein structure/reef that may have been offset by faulting. Designated the Eastern and Western reefs, these shallow-dipping structures extend for at least 480 metres and remain open in all directions.

Gold-bearing vein/reefs at Lunguya range in thickness from just under 1.0 metre to over 8.0 metres. The gold is present as coarse, visibly identifiable grains that are commonly associated with fractures in veins. Gold grades from the most recent diamond drilling program ranged from less than 1.0 gram gold per tonne to over 40 grams per tonne across widths of generally less than 1.0 metre.

The development of mineralized deformation zones at Lunguya near a major granite-greenstone contact is an important feature that controls the distribution of gold mineralization on the property. Granite-greenstone contacts are promising sites for gold mineralization because of the contrasting physical and chemical properties of the two rock types. Indeed, this particular feature is recognized elsewhere in the world including the Tarmoola gold deposit in Western Australia which is estimated to contain over 3.0 million ounces.

In late November of 2002, the Company's principal consultant, Dr. Jim Oliver, conducted a geological evaluation of the Kigosi #1 and #2 zones, including orientation and soil geochemical surveys. This work confirmed the presence of a granite-greenstone contact and a north-northwest trending regional lineament – two features that are associated with significant gold occurrences elsewhere in the region. Average gold content from the 10 grab samples collected from the #1 Zone was 6.81 g/t gold while the six samples collected from the #2 Zone averaged 7.89 g/t gold.

The two zones, which are separated by approximately 1,200 metres, do not appear to be closed off and may in fact constitute one continuous vein structure. Also, the distribution of surface pits and the results of soil geochemical orientation surveys suggest that more than one mineralized structural zone may exist on the property.

Barrick Gold is evaluating data from the Company's Itetemia gold project in preparation for further exploration work. The Itetemia property adjoins Barrick's Bulyanhulu gold mine which hosts a 12 million ounce gold deposit.

Data compilation is continuing for the Company's Luhala gold property and a joint venture partner is being sought to advance this project further.

Significant Events During the Year

On November 12, 2002 a former officer of the Company filed a constructive dismissal suit and seeks damages in the amount of $141,000. The outcome of this claim is undeterminable and consequently no amounts have been accrued for this potential liability as of February 28, 2003.

Results of Operations

The Company reported a net loss of $802,860 or $.01 per share for the quarter ended February 28, 2003 versus a net loss of $461,260 or $.009 per share in the previous year. Overall expenditures increased by approximately $340,000. Approximately $225,000 of these expenses resulted from the acquisition of Tanzam.

The Company received just over $160,000 in rental/option fee income from the royalty agreements it holds with Northern Mining and Barrick Exploration African Ltd. (BEAL). Earlier this year, Tan Range concluded royalty agreements with Northern Mining for eight prospecting licenses in the Lake Victoria goldfields. The fees received from Northern Mining and Barrick have offset deferred exploration cost.

We have increased staffing levels and our office locations and the subsequent increase in overhead reflects these events. We have also had a significant increase in our office rental expense (approx. $50,000) which we are working to rectify through a sublease agreement. Professional Fees have increased by approximately $70,000 over the same period last year. We have also been negatively impacted by the weakened Tanzanian Shilling ($41,940).

In accordance with Canadian GAAP, certain salaries and property investigation expenses are deferred. For the period ending November 30, 2002 conditions existed that impeded the deferral of certain exploration expenses. As of February 28, 2003 the properties that these expenses were incurred on are in our portfolio and the expenses have been properly deferred.

Quarter to quarter comparison of salaries would suggest that salaries for the period of December 1, 2002 through February 28, 2003 were $11,296. This account has been affected by the second quarter deferral of the full six months of certain employees wages. Salaries actually expended and not deferred during the second quarter were $51,667.

Liquidity and Capital Resources

The Company raised $2,401,365 from parties exercising outstanding warrants and options during the six months ending February 28, 2003. At the close of this quarter, 1,879,000 options with a weighted average price of $0.58 each and exercisable at various times until June of 2007 remained outstanding. In addition, 98,000 warrants with an aggregate exercise value of $58,800.00 were still outstanding.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project risk, depressed equity markets, fluctuating exchange rates and sovereign risk.

Outlook

The Company expects to focus its exploration activities on the Republic of Tanzania for the foreseeable future. The future liquidity of the Company will be affected principally by the level of exploration expenditures on its holdings and by its ability to raise capital on equity markets or by other means.

On February 4, 2003, the Company's Chairman and CEO, James Sinclair, announced his commitment to purchase common shares of the Company over a two-year period, representing an aggregate value of

between $1,500,000 and $3,000,000. This financing commitment will provide additional liquidity and enhance the Company's fiscal capacity to react to unforeseen circumstances and opportunities.

In management's view, the Company's cash position is sufficient to meet its existing obligations through 2004 and no additional funding over and above the financings by Mr. Sinclair are presently contemplated. The Company will continue to be diligent in identifying and managing risks as it continues its operations.

This discussion and analysis is best read in conjunction with the Consolidated Financial Statements and related notes, Chairman's Report, and the President's Review of Operations in the Annual Report.

TAN RANGE EXPLORATION CORPORATION

03 NOV 13 AM 7:21

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

November 05, 2003

Tan Range Chairman Proceeds with Ninth Tranche of Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the ninth tranche of the private placement announced on March 7, 2003.

The ninth tranche consists of 76,876 common shares having a purchase price of $1.626 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended October 31, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over nine consecutive months represents a value of $1,075,000.00.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly. No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

Marek J. Kreczmer
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - October 30, 2003

Kreczmer to Chair Technical Committee Responsible for Tan Range Exploration Policy

Tan Range Exploration Corporation announces that its President, Marek Kreczmer, will assume the position of Chairman of the Technical Committee which will report directly to the Tan Range Board of Directors. This Committee will set definitive technical exploration policy for the Company. Mr. Kreczmer will formally relinquish his position as President effective December 31, 2003.

Mr. James E. Sinclair, who has shared responsibility of running Tan Range's day-to-day business as CEO, will continue in that role and as Chairman of the Board of Directors.

Mr. Kreczmer founded Tan Range Exploration almost fourteen years ago and has served as its President since that time. Last year, he negotiated the acquisition of Tanzania American International Development Corporation (Tanzam) and the amalgamation of its mineral assets and key people into Tan Range Exploration. Under the terms of the merger agreement, the Sinclair family became major shareholders in Tan Range Exploration.

In commenting on the change, Kreczmer observed: "When the amalgamation of Tanzam was affected, I committed to remain as President until I was confident that the groundwork had been laid to optimize the Company's asset base in Tanzania to the fullest. I believe it has. Since that time, we have secured 17 new royalty agreements with two new partners including Ashanti Goldfields Company Limited and we have broadened the scope of our exploration activities to include base metals and diamonds."

"Without a doubt, the innovative policies that our Chairman and CEO, Jim Sinclair, has implemented over the past year have garnered the Company new market recognition and made Tan Range an even greater force to be reckoned with in the Lake Victoria Greenstone Belt," he said.

Tan Range has 28 prospecting licenses in the Lake Victoria region that are subject to royalty agreements with Barrick Gold, Ashanti, and Northern Mining Explorations, a partner with Barrick on the Tulawaka Gold Project. A grand total of 78 prospecting

licenses are held by Tan Range in this prolific belt which hosts a number of major gold producers including Barrick's Bulyanhulu Mine and the Geita Project of Ashanti Goldfields. The Lake Victoria Greenstone Belt is recognized as being among the most prospective in the world for gold and other mineral commodities.

Mr. Sinclair expressed deep gratitude for "all the fine work Marek Kreczmer has accomplished on the ground during our association. I firmly support his commitment to continue with the Company in a prominent and contributing role. Recent changes at the Board level will augment the exceptional work he has done on behalf of the Company and its shareholders during the period of our association."

Tan Range recently added two new members to its Board of Directors: Rosalind Morrow, a partner with Borden Ladner Gervais LLP in Toronto with a broad legal background in corporate governance, and geologist Ulrich Rath, a 26 year veteran of the minerals industry who spent 13 years working with the Anglo-American Group including its Gold Division in South Africa.

Sinclair noted that "the Tan Range Board is now comprised of predominantly outside Directors with strong technical and governance credentials and will be a 'hands on' driving force for the Company's exploration activities and corporate growth."

On behalf of the Board of Directors

"James Sinclair"
JAMES E. SINCLAIR
Chairman and Chief Executive Officer

"Marek Kreczmer"
MAREK J. KRECZMER
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

03 NOV 13 AM 7:21

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - October 28, 2003

EIGHTH TRANCHE OF PRIVATE PLACEMENT
BY TAN RANGE CHAIRMAN
CLOSES

The Company confirms that the eighth tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on October 2, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

Marek J. Kreczmer
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - October 23, 2003

Tan Range Announces Board Appointments

Tan Range Exploration is pleased to announce the appointment of two new members to its Board of Directors.

Rosalind Morrow is a partner with Borden Ladner Gervais LLP in Toronto where she practices Corporate and Securities Law. Her practice includes a special emphasis on financial services and communications sector financings and acquisitions, project and government financings and corporate governance. She is also a member of the firm's Securities and Capital Markets Law Group.

She advises issuers, underwriters and investors in connection with debt and equity offerings and investments, including domestic and trans-border public offerings and private placements, capital restructurings and corporate and securities law compliance.

In addition, she also represents government and private sector corporations, investors and lenders (including bank syndicates) in connection with debt offerings, project financings and public-private partnerships.

Ms. Morrow was seconded to the Ontario Securities Commission in 1988-90 as staff counsel in the corporate finance, enforcement and take-over bid branches where she participated in a number of important policy initiatives.

She graduated from the Faculty of Law, University of Toronto in 1982 and was called to the Ontario Bar in 1984.

Also joining the Board of Tan Range Exploration is Ulrich Rath who serves as the President, CEO and Director of Chimera Gold Corp.

Mr. Rath was responsible for facilitating the $US67 million acquisition of gold operations in the East Rand region of South Africa that now produce more than 200,000 ounces gold per annum. Subsequently, the Board of Chimera agreed to a 1:1 merger with Bema Gold Corp.

Mr. Rath has over 26 years experience in the international mining industry including 13 years working for various companies associated with the Anglo-American Corporation and with its Gold Division in South Africa.

As President & CEO of Compania Minera Milpo, he helped transform a 50-year old Peruvian family-held company into a modern multinational mining company.

Prior to Milpo, Mr. Rath was VP Corporate Development at Rio Algom, where he helped transform Rio into an international copper mining company with world-class assets in South America.

Mr. Rath has a B.Sc. (Hon) from Concordia University in Montreal and an M.Sc. (Geology) from the University of Alberta.

James E. Sinclair, the Chairman and CEO of Tan Range, says the appointment of Ms. Morrow to the Board "will ensure that we maintain the highest level of regulatory compliance possible while Mr. Rath's appointment will allow us to optimize our exploration activities in the Lake Victoria greenstone belt of Tanzania not only for gold but for other mineral commodities."

On behalf of the Board of Directors

"James E. Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

TAN RANGE EXPLORATION CORPORATION

03 NOV 13 AM 7:21

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

October 02, 2003

Tan Range Chairman Proceeds with Eighth Tranche of Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the eighth tranche of the private placement announced on March 7, 2003.

The eighth tranche consists of 68,757 common shares having a purchase price of $1.818 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended September 30, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over eight consecutive months represents a value of $950,000.00.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly. No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

03 NOV 13 AM 7:21

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - September 30, 2003

SEVENTH TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the seventh tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on September 5, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

Marek J. Kreczmer
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

September 5, 2003

NEWS RELEASE

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the seventh tranche of the private placement announced on March 7, 2003.

The seventh tranche consists of 65,445 common shares having a purchase price of $1.91 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended August 29, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over seven consecutive months represents a value of $825,000.00.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

The Company also advises that it has established an Employee Share Ownership Plan (ESOP) under which the Company will contribute to the purchase of its shares on the open market on behalf of employees, consultants and directors.

Pursuant to the ESOP, the Company will match contributions from eligible employees on the following basis: 100% up to 5% of salary and 50% for 6-30% of salary. In the

case of approved consultants and directors, the Company's matching contribution is capped at $10,000 per year.

The ESOP has been implemented as an incentive measure and replaces the practice of awarding stock options which has been abandoned.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - **August 28, 2003**

SIXTH TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the sixth tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on August 1, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

Marek J. Kreczmer
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

August 1, 2003

NEWS RELEASE

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the sixth tranche of the private placement announced on March 7, 2003.

The latest tranche consists of 73,443 common shares having a purchase price of $1.702 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended July 31, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over six consecutive months represents a value of $700,000.00.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and CEO

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - **August 1, 2003**

FIFTH TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the fifth tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on July 9, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and CEO

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - July 25, 2003

Tan Range Concludes Royalty Agreements with Ashanti Goldfields

Tan Range Exploration announces the closing of nine royalty agreements with Ashanti Goldfields Company Limited on prospecting licenses in the Lake Victoria greenstone belt of Tanzania.

Under the terms of the agreements, Ashanti will have the right to earn 100% of Tan Range Exploration's underlying interests in the nine prospecting licenses for staged cash payments totaling $US200,000 in the first year plus minimum cash payments of $930,000 over the remaining life of the five year agreement.

Ashanti will also be required to incur aggregate property expenditures of $US800,000 in the first two years of the agreement of which $US300,000 must be expended in the first year. In years three, four and five of the agreements, Ashanti is obligated to complete 6,000, 8,000 and 10,000 metres of diamond drilling respectively.

The agreements also call for Ashanti to complete a bankable feasibility report and make a positive production decision on or before the fifth anniversary of the effective date of the agreement. Ashanti will be liable for cash penalties should gold output at production not reach a minimum annual threshold of 50,000 ounces per year.

Tan Range retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold and range from 0.5% below $US250 per ounce to a maximum of 2% at $US380 per ounce.

The prospecting licenses covered by the agreements are located southwest of the Ushirombo Belt in the Sukumaland greenstone terrain of NW Tanzania and aggregate some 1,095 square kilometres.

"The agreements with Ashanti reinforce our business strategy of utilizing our strengths and experience in Tanzania which has been to acquire land positions in a cost effective

manner that fit specific geological models and are attractive to major companies like Ashanti," said Tan Range President. Marek Kreczmer,

"In total, we have 28 prospecting licenses in the Lake Victoria greenstone belt that are subject to royalty agreements with Barrick Gold, Ashanti and Northern Mining Explorations. We are increasingly seen as the partner of choice in the Lake Victoria greenstone belt and are encouraged by the increased recognition the region has been getting since the takeover of East African Gold by Placer Dome."

The Company holds 78 prospecting licenses in the Lake Victoria greenstone belt that are increasingly attracting interest from prospective royalty partners.

Ashanti Goldfields Company Limited, which has 44 million ounces of measured and indicated gold resources, is an African-based international gold mining and exploration group. The company has six producing mines in Ghana, Guinea, Tanzania and Zimbabwe and exploration projects in seven other African countries. Ashanti and AngloGold Limited have been discussing a possible merger between the two companies

On behalf of the Board of Directors

"Marek Kreczmer"
Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

July 09, 2003

NEWS RELEASE

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the fifth tranche of the private placement announced on March 7, 2003.

The latest tranche consists of 88,968 common shares having a purchase price of $1.405 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended June 30, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over five consecutive months represents a value of $575,000.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com **email: investors@tanrange.com**

News Release - June 26, 2003

FOURTH TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the fourth tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on June 13, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

03 NOV 13 AM 7:21

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

CIRCULAR MAGNETIC ANOMALY IDENTIFIED ON TAN RANGE PROPERTY

June 05, 2003

Independent geophysical consultants have identified a large, circular airborne magnetic anomaly on one of the Company's prospecting licenses in the Lake Victoria greenstone belt of western Tanzania.

The raw geophysical data used to identify the anomaly was acquired from a low altitude, helicopter-borne magnetic survey completed several years ago at 200 metre intervals by a wholly-owned subsidiary of Tan Range Exploration. Additional geophysical data remains to be evaluated.

The strongly magnetic target is approximately 1.5 kilometres in diameter and has been classified as the highest priority among the 33 anomalies identified to date. The anomaly is reminiscent of a volcanic collapse structure or caldera and will be evaluated in the next few months as a potential kimberlite target.

Kimberlite is the principal host rock for diamonds, an important export commodity for Tanzania since the discovery of the Williamson Diamond Mine at Mwadui in the mid-1940s.

An exploration crew is being mobilized to the site to confirm the anomaly with ground magnetics. After this geophysical survey is completed, a grid-based sampling program will be initiated and sample material will be sent to laboratories in South Africa to determine the presence of diamond indicator minerals.

"Identifying this potential kimberlite target has certainly driven home the value of our extensive geophysical data base," said the Company's President, Marek Kreczmer.

"We are looking forward to broadening the scope of our exploration activities into diamonds and feel our land position in the Lake Victoria greenstone belt puts us in a leadership position to explore for both gold and diamonds."

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - May 23, 2003

THIRD TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the third tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on May 2, 2003, has now closed. Such tranche consists of 101,875 common shares having a purchase price of $1.227 per share for proceeds totaling $125,000.00.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

03 NOV 13 AM 7:21

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - May 23, 2003

THIRD TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the third tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on May 2, 2003, has now closed. Such tranche consists of 101,875 common shares having a purchase price of $1.227 per share for proceeds totaling $125,000.00.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - May 02, 2003

TAN RANGE CHAIRMAN AND CEO PROCEEDING WITH THIRD TRANCHE OF PRIVATE PLACEMENT

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the third tranche of the private placement announced on March 7, 2003.

The third tranche will consist of 101,875 common shares having a purchase price of $1.227 per share for proceeds totaling $125,000.00. The purchase price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended April 30, 2003.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com